UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Western Midstream Partners, LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

958669 103
(CUSIP Number)

Marcia E. Backus
5 Greenway Plaza, Suite 110
Houston, Texas 77046
(713) 215-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Occidental Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
242,136,976

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
242,136,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,136,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*The calculation is based on a total of 443,971,409 common units outstanding as of December 31, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Oxy USA Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
242,136,976

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
242,136,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,136,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*The calculation is based on a total of 443,971,409 common units outstanding as of December 31, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Occidental Permian Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
242,136,976

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
242,136,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,136,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*The calculation is based on a total of 443,971,409 common units outstanding as of December 31, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
OXY Oil Partners, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
242,136,976

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
242,136,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,136,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*The calculation is based on a total of 443,971,409 common units outstanding as of December 31, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Occidental Permian Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
242,136,976

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
242,136,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,136,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*The calculation is based on a total of 443,971,409 common units outstanding as of December 31, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Baseball Merger Sub 2, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
242,136,976

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
242,136,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,136,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*The calculation is based on a total of 443,971,409 common units outstanding as of December 31, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko Petroleum Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
242,136,976

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
242,136,976

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,136,976

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*The calculation is based on a total of 443,971,409 common units outstanding as of December 31, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Western Gas Resources, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
224,230,330

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
224,230,330

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
224,230,330

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*The calculation is based on a total of 443,971,409 common units outstanding as of December 31, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
APC Midstream Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
62,910,810

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
62,910,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,910,810

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*The calculation is based on a total of 443,971,409 common units outstanding as of December 31, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
WGR Asset Holding Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
38,139,260

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
38,139,260

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
38,139,260

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*The calculation is based on a total of 443,971,409 common units outstanding as of December 31, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Kerr-McGee Worldwide Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
684,922

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
684,922

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
684,922

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC; CO

*The calculation is based on a total of 443,971,409 common units outstanding as of December 31, 2019.

CUSIP No.: 958669 103
1	NAMES OF REPORTING PERSONS
Anadarko E&P Onshore LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (please see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,221,724

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,221,724

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,221,724

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO - limited liability company

*The calculation is based on a total of 443,971,409 common units outstanding as of December 31, 2019.

Explanatory Note.

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 19, 2019 (the “Original Schedule 13D,” and as amended hereby, the “Schedule 13D”) relating to the common units representing limited partner interests (the “Common Units”) in Western Midstream Partners, LP, a Delaware limited partnership (the “Issuer”) beneficially owned by Occidental Petroleum Corporation (“Occidental”), Oxy USA Inc. (“Oxy USA”), Occidental Permian Manager LLC (“OPM”), OXY Oil Partners, Inc. (“OOP”), Occidental Permian Ltd. (“OPL”), Baseball Merger Sub 2, Inc. (“BMS”), Anadarko Petroleum Corporation (“Anadarko”), Western Gas Resources, Inc. (“WGR”), APC Midstream Holdings, LLC (“APCMH”), WGR Asset Holding Company LLC (“WGRAH”), Kerr-McGee Worldwide Corporation (“KWC”) and Anadarko E&P Onshore LLC (“AEP” and together with Occidental, Oxy USA, OPM, OOP, OPL, BMS, Anadarko, WGR, APCMH, WGRAH and KWC, the “Reporting Persons”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

The description of the Exchange included in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exchange Agreement

On December 31, 2019, WGR, Western Midstream Holdings, LLC, a Delaware limited liability company and the Issuer’s general partner (the “General Partner”) and WES entered into a partnership interests exchange agreement (the “Exchange Agreement”), pursuant to which the Issuer canceled the non-economic general partner interest in the Issuer held by the General Partner and simultaneously issued a 2.0% economic general partner interest (the “Economic GP Interest”) in the Issuer to the General Partner, in exchange for which WGR transferred 9,060,641 Common Units, equal to 2.0% of all issued and outstanding Common Units, to the General Partner (such transferred units, the “Consideration Units”), and the General Partner then transferred the Consideration Units to the Issuer, which the Issuer then canceled immediately upon receipt (the “Exchange”).

As a result of the Exchange, Occidental indirectly holds approximately 54.5% of the issued and outstanding Common Units of the Issuer.

The foregoing description of the Exchange Agreement is qualified in its entirety by reference to the full text of the Exchange Agreement, which is filed as Exhibit U hereto and is incorporated herein by reference.

Second Amended and Restated Partnership Agreement

In connection with the Exchange, on December 31, 2019, the General Partner executed the Second Amended and Restated Agreement of Limited Partnership of Western Midstream Partners, LP (the “Second Amended and Restated Partnership Agreement”), to (i) incorporate all of the changes included in that certain Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Western Midstream Partners, LP (formerly known as Western Gas Equity Partners, LP), dated as of November 9, 2017 (the “First Amended and Restated Partnership Agreement”) and that certain Amendment No. 2 to the First Amended and Restated Partnership Agreement, dated as of February 28, 2019, (ii) provide for the creation of the Economic GP Interest and (iii) provide for, among other things, additional rights of the limited partners of the Issuer (as such term is defined in the Second Amended and Restated Partnership Agreement) with respect to removal of its general partner.

The foregoing description is qualified in its entirety by reference to the full text of the Second Amended and Restated Partnership Agreement, which is filed as Exhibit V hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Partnership.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

After giving effect to the Exchange, the aggregate number and percentage of common units beneficially owned by each Reporting Person (on the basis of a total of 443,971,409 common units issued and outstanding as of December 31, 2019) is as follows:

Occidental

(a)	Amount beneficially owned: 242,136,976 common units Percentage: 54.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 242,136,976 common units

(ii)	Shared power to dispose or to direct the disposition of: 242,136,976 common units

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Sole power to dispose or to direct the disposition of: 0

Oxy USA

(a)	Amount beneficially owned: 242,136,976 common units Percentage: 54.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 242,136,976 common units

(ii)	Shared power to dispose or to direct the disposition of: 242,136,976 common units

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Sole power to dispose or to direct the disposition of: 0

OPM

(a)	Amount beneficially owned: 242,136,976 common units Percentage: 54.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 242,136,976 common units

(ii)	Shared power to dispose or to direct the disposition of: 242,136,976 common units

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Sole power to dispose or to direct the disposition of: 0

OOP

(a)	Amount beneficially owned: 242,136,976 common units Percentage: 54.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 242,136,976 common units

(ii)	Shared power to dispose or to direct the disposition of: 242,136,976 common units

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Sole power to dispose or to direct the disposition of: 0

OPL

(a)	Amount beneficially owned: 242,136,976 common units Percentage: 54.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 242,136,976 common units

(ii)	Shared power to dispose or to direct the disposition of: 242,136,976 common units

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Sole power to dispose or to direct the disposition of: 0

BMS

(a)	Amount beneficially owned: 242,136,976 common units Percentage: 54.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 242,136,976 common units

(ii)	Shared power to dispose or to direct the disposition of: 242,136,976 common units

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Sole power to dispose or to direct the disposition of: 0

Anadarko

(a)	Amount beneficially owned: 242,136,976 common units Percentage: 54.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 242,136,976 common units

(ii)	Shared power to dispose or to direct the disposition of: 242,136,976 common units

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Sole power to dispose or to direct the disposition of: 0

WGR

(a)	Amount beneficially owned: 224,230,330 common units Percentage: 50.5%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 224,230,330 common units

(ii)	Shared power to dispose or to direct the disposition of: 224,230,330 common units

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Sole power to dispose or to direct the disposition of: 0

APCMH

(a)	Amount beneficially owned: 62,910,810 common units Percentage: 14.2%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 62,910,810 common units

(ii)	Shared power to dispose or to direct the disposition of: 62,910,810 common units

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Sole power to dispose or to direct the disposition of: 0

WGRAH

(a)	Amount beneficially owned: 38,139,260 common units Percentage: 8.6%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 38,139,260 common units

(ii)	Shared power to dispose or to direct the disposition of: 38,139,260 common units

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Sole power to dispose or to direct the disposition of: 0

KWC

(a)	Amount beneficially owned: 684,922 common units Percentage: 0.2%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 684,922 common units

(ii)	Shared power to dispose or to direct the disposition of: 684,922 common units

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Sole power to dispose or to direct the disposition of: 0

AEP

(a)	Amount beneficially owned: 17,221,724 common units Percentage: 3.9%

(b)	Number of common units to which the Reporting Person has:

(i)	Shared power to vote or to direct the vote: 17,221,724 common units

(ii)	Shared power to dispose or to direct the disposition of: 17,221,724 common units

(iii)	Sole power to vote or to direct the vote: 0

(iv)	Sole power to dispose or to direct the disposition of: 0

(c)
None of the Reporting Persons, or to the Reporting Persons’ knowledge, none of the Listed Persons, has effected any transactions in the Common Units during the past 60 days, other than the indirect disposition of the Common Units as described in Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following:

The descriptions of the Exchange Agreement and Second Amended and Restated Partnership Agreement in Item 4 above is hereby incorporated by reference into this Item 6. A copy of each such agreement is included as an exhibit to this filing.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by inserting the following exhibits:

Exhibit U
Partnership Interests Exchange Agreement, by and among Western Gas Resources, Inc., Western Midstream Holdings, LLC and Western Midstream Partners, LP, dated as of December 31, 2019 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 6, 2020).

Exhibit V
Second Amended and Restated Agreement of Limited Partnership of Western Midstream Partners, LP, dated as of December 31, 2019 (incorporated by reference to Exhibit 3.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 6, 2020).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2020

OCCIDENTAL PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
Name:	Nicole E. Clark
Title:	Vice President

OXY USA INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OCCIDENTAL PERMIAN MANAGER LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OXY OIL PARTNERS, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

OCCIDENTAL PERMIAN LTD., by its General Partner, OCCIDENTAL PERMIAN MANAGER LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

BASEBALL MERGER SUB 2, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

ANADARKO PETROLEUM CORPORATION

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

WESTERN GAS RESOURCES, INC.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

APC MIDSTREAM HOLDINGS, LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

WGR ASSET HOLDING COMPANY LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

KERR-MCGEE WORLDWIDE CORP.

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President

ANADARKO E&P ONSHORE LLC

By:	/s/ Nicole E. Clark
	Name:	Nicole E. Clark
	Title:	Vice President